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                              August 29, 2022

       Yinyu He
       Chief Executive Officer
       Leju Holdings Ltd
       Level G, Building G, No.8 Dongfeng South Road
       Chaoyang District , Beijing 100016
       The People   s Republic of China

                                                        Re: Leju Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-36396

       Dear Yinyu He:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 3

   1. We note your disclosure on page 3 regarding the use of a VIE structure. Please clearly disclose that investors
may never hold equity interests in the Chinese operating
                                                        companies. Your
disclosure should also clearly acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in your operations and/or
a material change in the value of your securities, including that it could cause the value
of such securities to significantly decline or become worthless.
                                                        Ensure that you provide
a cross-reference to your detailed discussion of all risks facing the company and the
offering as a result of this structure.
   2. We note your disclosure on page 4 about the legal and operational risks associated with being based in or
having the majority of the company   s operations in China. In your
                                                        disclosure, in addition
to your reference to regulatory approvals regarding data security and anti-monopoly
concerns, please also refer to regulation and statements made by
 Yinyu He
FirstName LastNameYinyu   He
Leju Holdings Ltd
Comapany
August 29, NameLeju
           2022      Holdings Ltd
August
Page 2 29, 2022 Page 2
FirstName LastName
         China's government related to the use of variable interest entities, and make clear that all of these risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3.       We note your disclosure regarding the HFCAA and PCAOB on page 5 and page 13
         stating that your auditor is currently subject to PCAOB inspection. Please expand your disclosure to clearly state whether or not your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether the Holding Foreign
         Companies Accountable Act and related regulations will affect your company.
4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. In this regard, we note disclosure on page 1 that in some but not all contexts, references to "Leju," "we," and "our" include your VIEs in China. In addition, where you disclose that the VIEs are consolidated for accounting purposes, also clearly state that they are not entities in which you own equity, and that the holding company does not conduct operations.
5.       Please provide early in the Key Information a diagram of the company
s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
6. We note your disclosure on page 3 and throughout the filing that the Cayman Islands holding company controls and receives the economic benefits of the
VIEs    business
         operations through contractual agreements between the VIEs, their respective shareholders, and your subsidiaries that provides you with
effective control    over those
         companies. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of those companies. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.
         Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.
7. We note the required permissions you disclosed on page 4 and page 5. Please expand your disclosure to include each permission or approval that you, your subsidiaries, or the
         VIEs are required to obtain from Cyberspace Administration of China
(CAC) or any other
         governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the
 Yinyu He
FirstName LastNameYinyu   He
Leju Holdings Ltd
Comapany
August 29, NameLeju
           2022      Holdings Ltd
August
Page 3 29, 2022 Page 3
FirstName LastName
         consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. We note your disclosure regarding cash and asset flows through your organization, as well as disclosure in your risk factors on page 33 regarding governmental control of currency conversion. Please revise your disclosure on pages 5 and 6 to also discuss any restrictions on foreign exchange and your ability to transfer cash between entities, across borders and to U.S. investors.
Risk Factors, page 12

9. We note your discussion of the regulatory and the enforcement risks in your Summary of
         Risk Factors. Please expand your Summary of Risk Factors to include the significant liquidity risks with cross-references to the more detailed discussion of the risk in the filing. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10.      We note your disclosure regarding Chinese government   s significant
oversight on page
         33. Please revise to clearly disclose that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the
         Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 5. Operating and Financial Review and Prospects, page 84

11. We note that your press release dated March 31, 2022 discusses the steep downturn in
         China's real estate industry in the second half of 2021, which you note had a direct and negative impact on your online advertising and e-commerce businesses. We also note that the noted downturn and its impacts on the Chinese real estate industry have been well documented in the media. In your next filing, including any potential interim update on
         Form 6-K, please revise your discussion of your operating results and your discussion of trend information to consider how the ongoing state of the industry has impacted your business. Refer to Item 5. of Form 20-F.

         We remind you that the company and its management are responsible for the accuracy
 Yinyu He
Leju Holdings Ltd
August 29, 2022
Page 4

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameYinyu He                                Sincerely,
Comapany NameLeju Holdings Ltd
                                                          Division of
Corporation Finance
August 29, 2022 Page 4                                    Office of Real Estate
& Construction
FirstName LastName